 As filed with the Securities and Exchange Commission on April 18, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

April 10, 2006

CHANGES TO FINANCIAL CALENDAR 2006

Stockholm – Tele2 AB (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), announces the following changed dates for the releases of its quarterly results statements for 2006:

Q1 2006 Interim Report	May 3
Q2 2006 Interim Report	August 1
Q3 2006 Interim Report	November 1
Annual General Meeting (Stockholm)	May 10 (unchanged)

CONTACTS

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45

Investor enquiries

Visit us at our homepage: http://www.tele2.com

Tele2 is Europe’s leading alternative telecom operator. Our mission is to offer cheap and simple telecoms. Tele2 always strives to offer the market’s best prices. We have over 30 million customers in 23 countries. Tele2 offers products and services in fixed and mobile telephony, broadband and cable TV. Ever since Jan Stenbeck founded Tele2 in 1993, the company has been a tough challenger to the former government monopolies. Tele2 has been listed on the Stockholm Stock Exchange since 1996. In 2005, we reported operating revenue of SEK 50 billion and a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: April 18, 2006